ANNUAL INFORMATION FORM

For the year ended January 31, 2018

Dated September 7, 2018

INVICTUS MD STRATEGIES CORP.

15047 Marine Drive, 3rd floor, White Rock, British Columbia V4B 1C5
Telephone: 1 (833) 879-4363
E-Mail: connect@invictus-md.com
Website: www.invictus-md.com

EXPLANATORY NOTES AND CAUTIONARY STATEMENTS

In this Annual Information Form ("AIF"), Invictus MD Strategies Corp. and its subsidiaries, and the Company’s interest in affiliated companies, are collectively referred to as the "Company" or "Invictus", unless specifically identified otherwise.

All financial information in this AIF is prepared in Canadian dollars, unless otherwise indicated, has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The information contained in this AIF is dated as of September 7, 2018, unless otherwise stated.

Cautionary Statement Regarding Forward-Looking Statements

This AIF contains certain statements which may constitute "forward-looking information" within the meaning of the Canadian securities law requirements (collectively, "forward-looking statements").

In some cases, these forward-looking statements can be identified by words or phrases such as "may", "might", "will", "expect", "anticipate", "estimate", "intend", "plan", "indicate", "seek", "believe", "predict" or "likely", or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	the Company’s expectations regarding its revenue, expenses and operations;
•	the Company’s anticipated cash needs and its needs for additional financing;
•	the Company’s intention to grow the business and its operations;
•	expectations with respect to future production costs and capacity;
•	expectations regarding our growth rates and growth plans and strategies;
•	expectations with respect to the approval of the Company’s licenses;
•	expectations regarding the Company securing international alliances and entering into agreements with foreign entities;
•	expectations with respect to the future growth of its cannabis products and general products;
•	expectations with respect to launching the Poda Technologies Ltd. products;
•	the medical benefits, safety, efficacy, dosing and social acceptance of cannabis;
•	the Company’s competitive position and the regulatory environment in which the Company operates;
•	any commentary related to the legalization of adult-use, recreational cannabis and the timing related to such legalization;
•	the Company’s expected business objectives for the next twelve months;
•	our plans with respect to the payment of dividends;
•	beliefs and intentions regarding the ownership of material trademarks and domain names used in connection with the design, production, marketing, distribution and sale of our products; and
•	the Company’s ability to obtain additional funds through the sale of equity or debt commitments.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. In making the forward looking statements included in this AIF, the Company has made various material assumptions, including but not limited to (i) obtaining the necessary regulatory approvals; (ii) that regulatory requirements will be maintained; (iii) general business and economic conditions; (iv) the Company’s ability to successfully execute its plans and intentions; (v) the Company’s ability to attract and retain skilled staff; (vi) market competition; (vii) the products and technology offered by the Company’s competitors; and (viii) that our current good relationships with our suppliers, service providers and other third parties will be maintained. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under "Risk Factors", which include:

•	the Company is in development stage and cannot assure profitability;
•	the Company’s actual financial position and financial performance may differ materially from the expectations of the Company’s management;
•	the Company expects to incur significant ongoing costs and obligations relating to its investment in infrastructure, growth, regulatory compliance and operations;
•	there are factors which may prevent the Company from the realization of growth targets;
•	the Company is reliant on government issued cultivation licenses to produce cannabis products in Canada and sale licenses to sell cannabis products in Canada;
•	the Company is subject to changes in Canadian laws regulations and guidelines which could adversely affect the Company’s future business and financial performance;
•	the Company may not be able to develop its products, which could prevent it from ever becoming profitable;
•	there is no assurance that the Company will turn a profit or generate immediate revenues;
•	the Company may not be able to effectively manage its growth and operations, which could materially and adversely affect its business;
•	the Company may be unable to adequately protect its proprietary and intellectual property rights;
•	the Company may be forced to litigate to defend its intellectual property rights, or to defend against claims by third parties against the Company relating to intellectual property rights;
•

the Company may become subject to litigation, including possible product liability claims, which may have a material adverse effect on the Company’s reputation, business, results from operations and financial condition;

•	the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates;
•	the Company faces competition from other companies where it will conduct business and those companies may have a higher capitalization, more experienced management or may be more mature as a business;
•	if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the cannabis market;
•	there is no assurance that the Company will obtain and retain any relevant licenses;
•

failure to successfully integrate acquired businesses, their products and other assets into the Company, or if integrated, failure to further the Company’s business strategy, may result in the Company’s inability to realize any benefit from such acquisitions;

•	the size of the Company’s target market is difficult to quantify and investors will be reliant on their own estimates on the accuracy of market data;
•

the Company expects to sell additional equity securities for cash to fund operations, capital expansion, mergers and acquisitions, which would have the effect of diluting the ownership positions of the Company’s current shareholders;

•

the Company currently has insurance coverage; however, because the Company operates within the cannabis industry, there are additional difficulties and complexities associated with such insurance coverage;

•

the cultivation of cannabis includes risks inherent in an agricultural business including the risk of crop loss, sudden changes in environmental conditions, equipment failure, product recalls and others;

•	the cultivation of cannabis involves a reliance on third party transportation and distribution which could result in supply delays, unreliability of delivery and other related risks;
•	the Company may be subject to product recalls for product defects self-imposed or imposed by regulators;
•	the Company is reliant on key inputs, such as water and utilities, and any interruption of these services could have a material adverse effect on the Company’s operations and financial condition;
•	the expansion of the medical cannabis industry may require new clinical research into effective medical therapies;
•

under current and proposed Canadian regulations, as a licensed producer of cannabis, the Company may have restrictions on the type and form of marketing it can undertake which could materially impact sales performance;

•	the Company could be liable for fraudulent or illegal activity by its employees, contractors and consultants resulting in significant financial losses or claims against the Company;
•	the Company will be reliant on information technology systems and may be subject to damaging cyber- attacks;
•

the Company may be subject to breaches of security at its facilities, or in respect of electronic documents and data storage, and may face risks related to theft and breaches of applicable privacy laws;

•	the Company’s officers and directors may be engaged in a range of business activities resulting in conflicts of interest;
•	in certain circumstances, the Company’s reputation could be damaged;
•	the Company is operating at a regulatory frontier. The cannabis industry is relatively new and is evolving and it is an industry that may not succeed;
•

the Company may not be able to obtain all necessary licenses, authorizations and permits or complete construction of its facilities on a timely basis, which could, among other things, delay or prevent the Company from becoming profitable;

•	regulatory scrutiny of the Company’s industry may negatively impact its ability to raise additional capital;
•	there are fees associated with acquiring, and renewing licenses. However, the specific amount of such fees has yet to be determined and may vary based on several factors;
•	the Company may have difficulty accessing the service of banks and processing credit card payments in the future, which may make it difficult for the Company to operate;
•	the Company cannot assure you that a market will continue to develop or exist for the Common Shares and or what the market price of the Common Shares will be;
•	the Company will be subject to additional regulatory burden resulting from its public listing on the TSX Venture Exchange;
•	the market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control;
•	the Company is subject to uncertainty regarding Canadian legal and regulatory status and changes;
•	the Company does not anticipate paying cash dividends;
•	future sales of Common Shares by existing shareholders could reduce the market price of the Company’s shares; and
•	no guarantee on the use of available funds by the Company.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results might vary materially from those anticipated in those forward-looking statements. The assumptions referred to above and described in greater detail under "Risk Factors" should be considered carefully.

The Company’s forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this AIF (or as of the date they are otherwise stated to be made). Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We do not undertake to update or revise any forward-looking statements, except as, and to the extent required by, applicable securities laws in Canada.

CORPORATE STRUCTURE

Corporate Structure

The Company was incorporated under the Business Corporations Act (British Columbia) ("BCBCA") on February 11, 2014 under the name "BioAB Strategies Ltd.". The Company completed a name change to "Invictus MD Strategies Corp." on December 19, 2014.

The Company’s head office is located at 3rd Floor, 15047 Marine Drive, White Rock, British Columbia, Canada, V4B 1C5, and the registered and records office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5 and its website is www.invictus-md.com. The content of the Company’s website is not incorporated by reference.

The Company’s common shares ("Common Shares") are listed on the TSX Venture Exchange ("TSXV") under the symbol "GENE" and are quoted on the OTCQX under the symbol "IVITF" and trade over the Frankfurt Stock Exchange under the symbol "8IS1". The Company is a reporting issuer in Canada in the Provinces of British Columbia, Alberta, Manitoba, Ontario, Saskatchewan and Quebec.

Organization Chart

The following is a chart setting out the inter-corporate relationships between the Company and its direct and indirect subsidiaries and the jurisdiction of organization of each subsidiary, as of the date hereof:

Name of Subsidiary	Jurisdiction of Incorporation, Continuance, Formation or Organization	Percentage of Voting Securities Owned	Percentage of Restricted Securities Owned
Acreage Pharms Ltd.	Alberta	100%	100%
AB Laboratories Inc.	Ontario	50%	50%
AB Ventures Inc.	Ontario	11.76%(1)	50%
Poda Technologies Ltd.	British Columbia	100%	100%
Future Harvest Development Ltd.	British Columbia	82.5%	82.5%
Prestige Worldwide Holdings Inc.	British Columbia	100%	100%
Greener Pastures MD Ltd.	British Columbia	100%	100%

(1)	The Company also has a $5,500,000 commitment to own 33.33% of AB Ventures Inc. As of the date of this AIF, theCompanyhaspaid $3,000,000 of the $5,500,000 commitmenttoAB Ventures Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

Invictus MD Strategies Corp.

See "Corporate Structure" above.

Acreage Pharms Ltd.

Acreage Pharms Ltd. ("Acreage Pharms") was incorporated under the laws of Alberta pursuant to the Business Corporations Act (Alberta) on December 17, 2013. The registered office of Acreage Pharms is 14129 East Bank Road, Yellowhead County, Alberta.

The Company acquired Acreage Pharms on April 25, 2017, by exercising its option to purchase 100% of the issued and outstanding shares of Acreage Pharms pursuant to a binding letter of intent entered into on February 7, 2017. For more information on the acquisition, see "Material Contracts".

Acreage Pharms became a licensed producer ("Licensed Producer") for the purposes of producing, growing and harvesting medical marijuana under Health Canada’s Access to Cannabis for Medical Purposes Regulations ("ACMPR") on March 29, 2017, and they are based in Edson, Alberta, Canada. Acreage Pharms also received its sales license from Health Canada pursuant to the ACMPR, effective May 18, 2018, and is now accepting patients and processing orders for medical cannabis. On October 22, 2017, Health Canada extended the existing ACMPR license through to March 2020, and effective August 3, 2018, Health Canada amended the license to include the production of bottled cannabis oil and cannabis resin.

AB Laboratories Inc. and AB Ventures Inc.

–      AB Labs

AB Laboratories Inc. ("AB Labs") was incorporated under the laws of Ontario pursuant to the Business Corporations Act (Ontario) on October 2, 2013. The registered office of AB Labs is 1428 Sandhill Drive, Ancaster, Ontario, L9G 4V5.

AB Labs became a Licensed Producer under the ACMPR on October 21, 2016, and they are based near Hamilton, Ontario, Canada. AB Labs also received its sales license pursuant to the ACMPR, effective January 5, 2018, and is selling cannabis product. On October 22, 2017, Health Canada extended the existing ACMPR license for a period of two years.

–      AB Ventures

AB Ventures Inc. ("AB Ventures") was incorporated under the laws of Ontario pursuant to the Business Corporations Act (Ontario) on December 21, 2016. The registered office of AB Ventures is 1428 Sandhill Drive, Ancaster, Ontario, L9G 4V5 and they are based near Hamilton, Ontario, Canada. AB Ventures is currently in the pre-application stage to obtain a cultivation license under the ACMPR in respect of its 100-acre property in Ontario.

–      Definitive Agreement

Pursuant to a definitive agreement (the "AB Agreement") dated December 23, 2016, with AB Labs and AB Ventures, the Company acquired 33.33% of AB Labs and 11.76% of AB Ventures. On February 6, 2018, the Company exercised its option to acquire an additional 16.67% ownership in AB Labs, bringing its strategic investment up to a 50% ownership interest in AB Labs. For more information on the AB Agreement, see "Material Contracts".

OptionCo.

On July 18, 2018, the Company entered into a definitive option agreement to acquire 100% of the outstanding shares of an applicant ("OptionCo") under the ACMPR from OptionCo’s current shareholders. For more information on the acquisition, see "Material Contracts" and "Production and Services – Facilities".

Poda Technologies Ltd.

Poda Technologies Ltd. ("Poda") was incorporated under the laws of British Columbia pursuant to the BCBCA on January 26, 2015. The registered office of Poda is 10th Floor, 595 Howe Street, Vancouver, BC, V6C 2T5. Poda is engaged in the development of a new and improved technology to vaporize cannabis and is a wholly-owned subsidiary of the Company.

Prestige Worldwide Holdings Inc.

Prestige Worldwide Holdings Inc. ("Prestige") was incorporated under the laws of British Columbia pursuant to the BCBCA on November 27, 2013. The registered office of Prestige is 10th Floor, 595 Howe Street, Vancouver, BC, V6C 2T5.

Prestige, a wholly-owned subsidiary of the Company, and holds 82.5% of the shares of Future Harvest.

Future Harvest Development Ltd.

Future Harvest Development Ltd. ("Future Harvest") was incorporated under the laws of British Columbia pursuant to the BCBCA on January 19, 2001. The registered office of Future Harvest is #103 – 1461 St. Paul Street, Kelowna, BC V1Y 2E4.

Future Harvest is a high-quality fertilizer and nutrients manufacturer, based in Kelowna, British Columbia, Canada. Future Harvest has been in operation for over 20 years under the brand Plant Life Products and Holland Secret. The Company owns, indirectly through Prestige, 82.5% of Future Harvest pursuant to an agreement entered into on March 3, 2015.

Three Year History and Significant Events

Date	Entity	Event Description
February 11, 2014	Invictus	Company is incorporated pursuant to the BCBCA, under incorporation number BC0993538 under the name "BioAB Strategies Ltd."
December 16, 2014	Invictus	Amalgamation Agreement between the Company and Greener Pastures Marihuana Dispensary Ltd. to form a new corporate entity known as "Greener Pastures Marihuana Dispensary Ltd."
December 19, 2014	Invictus	Company changed its name to "Invictus MD Strategies Corp."
March 3, 2015	Future Harvest	Company indirectly acquires 82.5% of Future Harvest through Prestige.
April 29, 2015	Invictus

Company issued 3,277,166 units at $0.15 per unit under a private placement, with each unit consisting of one common share and one transferrable share purchase warrant exercisable at $0.25 for a period of 12 months.

May 26, 2015	Invictus

Company issued 5,205,375 units at $0.15 per unit under a private placement, with each unit consisting of one common share and one transferrable share purchase warrant exercisable at $0.50 for a period of 24 months.

March 16, 2016	Invictus	Company completes a consolidation of its issued and outstanding common shares on a 10:1 basis.
June 30, 2016	Invictus

Company issued 2,143,504 units at $0.15 per unit under a private placement, with each unit consisting of one common share and one transferrable share purchase warrant exercisable at $0.25 for a period of 12 months.

October 21, 2016	AB Labs	Health Canada grants AB Labs a cultivation license under the ACMPR.
December 1, 2016	Invictus

Company issued 11,429,089 units at $1.05 per unit under a private placement, with each unit consisting of one common share and one-half of one common share purchase warrant exercisable at $1.75 for a period of 18 months.

December 23, 2016	Invictus AB Labs AB Ventures	AB Agreement with AB Labs and AB Ventures.
February 7, 2017	Invictus Acreage Pharms	Binding letter of intent with Acreage Pharms.

Date	Entity	Event Description
March 2, 2017	Invictus

Company issued 9,829,130 units at $1.65 per unit under a private placement, with each unit consisting of one common share and one-half of one common share purchase warrant exercisable at $2.35 for a period of 18 months.

March 29, 2017	Acreage Pharms	Health Canada grants Acreage Pharms a cultivation license under the ACMPR.
April 25, 2017	Invictus Acreage Pharms	Company acquires Acreage Pharms.
May 25, 2017	Invictus

Company issued 18,525,000 units at $1.35 per unit under a private placement, with each unit consisting of one common share and one- half of one common share purchase warrant exercisable at $1.75 for a period of 18 months.

October 22, 2017	Acreage Pharms	Health Canada extends cultivation license under the ACMPR until March 2020.
January 5, 2018	AB Labs	Health Canada grants AB Labs a sales license under the ACMPR.
January 28, 2018	AB Labs	Further investment under the AB Agreement.
February 6, 2018	Invictus AB Labs	Company acquires additional ownership in AB Labs, increasing holding to 50% ownership.
March 13, 2018	Invictus	Company acquired Gene-Etics and appoints Gene Simmons as Chief Evangelist Officer.
May 8, 2018	Acreage Pharms	Completion of Phase 2 facility.
May 8, 2018	Acreage Pharms	Company adds twenty-six strains to its cannabis cultivation portfolio.
May 14, 2018	OptionCo	Company enters into binding letter of intent with OptionCo.
May 18, 2018	Acreage Pharms	Health Canada grants Acreage Pharms a sales license under the ACMPR.
June 13, 2018	Invictus	Company enters into a non-binding letter of intent with German importer and distributor of medical cannabis.
June 18, 2018	Acreage Pharms	Company enters into a memorandum of understanding with the BC Liquor Distribution Branch for distribution in British Columbia.
July 2, 2018	Acreage Pharms	Company enters into licensing and marketing services agreement with Authentic Brands Group.
July 9, 2018	AB Labs	Company acquires adjacent property to AB Labs facility and adds forty strains to its cannabis cultivation portfolio.
July 18, 2018	Invictus	Company enters into definitive option agreement with OptionCo.
July 20, 2018	Invictus	Company enters into a non-binding letter of intent to acquire medical cannabis clinics and management agreement for an Alberta cannabis retail license.
August 3, 2018	Acreage Pharms	Health Canada amended Acreage Pharms' license to include the production of bottled cannabis oil and cannabis resin.
August 8, 2018	Acreage Pharms	Company enters into a $25.5 million debt financing arrangement with ATB Financial.

Date	Entity	Event Description
August 21, 2018	Poda	Company announces the proposed spinout by way of plan of arrangement to create a stand- alone entity to conduct business in the U.S and internationally, outside of the TSXV.
August 29, 2018	Acreage Pharms	Company secures supply agreement with Alberta Gaming, Liquor and Cannabis Commission.
August 30, 2018	Invictus	Company enters into a binding letter of intent with GTEC Holdings Ltd. (“GTEC”) to provide GTEC with a strategic investment and a right of first refusal to fill up to 30% of any cannabis purchase order of GTEC.
August 31, 2018	Invictus	Company launches four lifestyle-inspired cannabis brands for recreational users: Dukes, Zooey, Sterling & Hunt, and Sinister.

On April 25, 2017, the Company acquired 100% of the issued and outstanding shares of Acreage Pharms by exercising its share purchase option previously announced on February 7, 2017. The aggregate consideration paid by Invictus to the two former Acreage Pharms shareholders, Trevor Dixon and Brenda Dixon, was comprised of: (i) 20,000,000 common shares of Invictus; (ii) $6,000,000 in cash; (iii) and 3,000,000 warrants with an exercise price of $1.50, one third of such warrants expiring every six months after the acquisition’s closing date of April 25, 2017. The Company filed a Form 51-102F4 in respect of the acquisition.

DESCRIPTION OF THE BUSINESS

Principal Markets and Distribution Strategy

The Company’s multifaceted sales strategy is aimed to target each channel for sales and distribution. This integrated sales approach is defined by five pillars of distribution including medical, recreational, international, licensed producer to licensed producer, and retail stores. Supply agreements and product calls will service provincial governments and licensed producers, as well as international wholesalers. The retail strategy involves partnership agreements with owners of cannabis retail storefronts and leading retail outlets, across Canada. The Company intends to allocate fifty percent of production to the medical and recreational markets, respectively.

Canada

As mentioned, the Company is actively pursuing partnerships for retail storefronts that meet both provincial regulations and municipal bylaws. The plan is to secure partnerships with a network of licensed retail storefronts and online channels across Canada.

On August 31, 2018, the Company, through its partnership with Authentic Brands Group (“ABG”), announced the launch of four lifestyle-inspired cannabis brands for recreational users: Dukes, Zooey, Sterling & Hunt, and Sinister. The new brands will be available under the omnichannel Terra World.

On August 30, 2018, the Company announced that it had entered into a binding letter of intent with GTEC to provide a strategic investment in the form of a non-revolving unsecured convertible loan (the “Loan Facility”) in an amount up to $2,000,000, and an interest rate of prime plus 5%. Upon mutual agreement of both parties and prior to the Maturity Date, Invictus may increase the amount of the Loan Facility up to $6,000,000. In return, the Company will have a right of first refusal to fill up to thirty percent (30%) of any cannabis purchase order domestic or international (whether for flower or oil) that GTEC, or its wholly-owned subsidiaries, are seeking to purchase from third party Licensed Producers for a period of two years.

The proceeds from the Loan Facility will be used by GTEC for working capital and to further execute GTEC’s cannabis retail expansion strategy in Western Canada and Ontario. GTEC expects to have a minimum of fifteen Cannabis Cowboy retail stores open by October 17. 2018, in Alberta, as well as one location in Saskatchewan, complemented by an e-commerce platform that will serve the entire Province.

On August 29, 2018, the Company announced that it had secured a supply agreement with the Alberta Gaming, Liquor and Cannabis Commission (“AGLC”) to supply the province with a selection of premium cannabis products for the upcoming adult recreational market. The agreement includes an initial one-year term, with two one-year renewal options.

On July 20, 2018, the Company announced that it had signed a binding letter of intent to acquire a company that operates medical cannabis clinics located in Alberta. In addition, the same company is awaiting final review and approval for a retail cannabis license from the Alberta Gaming, Liquor and Cannabis Commission. Invictus intends to enter into a management agreement with the current owners for the operation of the cannabis retail company.

On June 18, 2018, the Company announced that it had signed a Memorandum of Understanding with the BC Liquor Distribution Branch ("BC LDB") to supply British Columbia with a selection of premium cannabis products for the upcoming recreational marketplace through Acreage Pharms, located in Alberta.

On July 2, 2018, the Company further announced that it entered into a licensing and marketing services agreement (the " ABG Licensing Agreement") with ABG, a global brand owner and marketing company, to develop a collection of lifestyle-inspired cannabis brands that will launch initially in Canada and rollout in key territories around the world.

On April 19, 2017, the Company announced that AB Labs will provide their unique products in Canopy Growth Corporation’s ("Canopy Growth") (TSX: WEED) curated CraftGrow line on Tweed Main Street’s online store, that brings high quality cannabis grown from a diverse set of producers. As of May 11, 2018, AB Labs has successfully transferred a total of 172 kilograms of product to Tweed’s curated CraftGrow line.

International

The Company is also supported and advised by Gene Simmons, Chief Evangelist Officer of the Company. Gene will be heavily involved in the development of the Company relying on his past experience in the retail environment and his many other entrepreneurial successes, including being a founder of KISS.

On June 13, 2018, the Company signed a non-binding letter of intent to sell dried cannabis to a German importer and distributor of medical cannabis. The Company will initially commit to selling 1,000 kgs of dried cannabis flower per annum at a price of $6.50 per gram. The volumes and respective prices of dried cannabis flower for the second and consecutive years will be defined in a Definitive Offtake Agreement (the "Offtake Agreement").

Prior to any shipment of dried cannabis flower to the German market, Invictus must first obtain an export permit from Health Canada as well as a Good Manufacturing Practice ("GMP") certification, in accordance with the rules governing medicinal products in the European Union. The EU-GMP certification is a requirement to distribute medical cannabis to Germany and across the European Union. The importer must also obtain an import permit.

Intellectual Property

Below represents the Company's intellectual property obtained and applied for as at the date of this AIF. However, there can be no guarantees that such intellectual property will be maintained or granted by the respective grantor. See "Risk Factors".

Entity	Intellectual Property Owned	Grant Date/Application Date	Description
Acreage Pharms	Cultivation License (Health Canada)	March 29, 2017	Acreage Pharms obtained its cultivation license under the ACMPR.

Entity	Intellectual Property Owned	Grant Date/Application Date	Description
Acreage Pharms	Sales License (Health Canada)	May 18, 2018	Acreage Pharms obtained its sales license under the ACMPR
Acreage Pharms	Oil Extraction License (Health Canada)	August 3, 2018	Acreage Pharms' cultivation license was amended to include the production of bottled cannabis oil and cannabis resin.
AB Labs	Cultivation License (Health Canada)	October 21, 2016	AB Labs obtained its cultivation license under the ACMPR
AB Labs	Sales License (Health Canada)	January 5, 2018	AB Labs obtained its sales license under the ACMPR
Poda	Patent Application (Patent Corporation Treaty)	April 29, 2016 March 16, 2018 March 21, 2018	Poda applied for patents to cover its innovative technologies, giving Poda the ability to protect its valuable intellectual property on a global scale.
Future Harvest	Trademark (Canadian Intellectual Property Office)	February 16, 2016	Future Harvest registered the trademark Future Harvest
Future Harvest	Trademark (United States Patent and Trademark Office)	April 25, 2017	Future Harvest registered the trademark GrowBoss
Future Harvest	Trademark (Canadian Intellectual Property Office)	May 23, 2017	Future Harvest registered the trademark Future Harvest Venus Fly Trap and Design

Production and Services

The Company’s production and services include the sale of plant fertilizers and nutrients and the sale of cannabis to patients who use medical cannabis in Canada. The Company plans to supply recreational cannabis across Canada following legalization of adult recreational use, which is currently expected for October 17, 2018. The Company currently operates in these principal markets through its subsidiaries, Future Harvest and Acreage Pharms, respectively. For the year ended January 31, 2018, the Company’s revenues entirely related to the sale of plant fertilizers and nutrients, as the sales licenses for its Licensed Producers were obtained subsequent to year-end.

Acreage Pharms

As at April 30, 2018, the Acreage Pharms facility is operating at full capacity with a total yield of 265,713 grams. There are 265,713 grams of dried cannabis in its vault, comprised of 195,848 grams awaiting release for sale and 69,865 grams held for future extract production. Acreage Pharms recently added twenty-six more strains to its cannabis cultivation portfolio, a range of Indica, Sativa, and hybrids that add more depth and breadth to its ambitious cultivation program.

On August 31, 2018, the Company, through its partnership with Authentic Brands Group (“ABG”), announced the launch of four lifestyle-inspired cannabis brands for recreational users: Dukes, Zooey, Sterling & Hunt, and Sinister. The new brands will be available under the omnichannel Terra World.

On August 29, 2018, the Company announced that it had secured a supply agreement with the Alberta Gaming, Liquor and Cannabis Commission (“AGLC”) to supply the province with a selection of premium cannabis products for the upcoming adult recreational market. The agreement includes an initial one-year term, with two one-year renewal options.

On June 18, 2018, the Company announced that it had signed a Memorandum of Understanding with the BC LDB to supply British Columbia with a selection of premium cannabis products for the anticipated upcoming recreational marketplace through Acreage Pharms, located in Alberta. This would include the Company’s award-winning cannabis strains.

On July 2, 2018, the Company further announced that it entered into a licensing and marketing services agreement (the " ABG Licensing Agreement") with ABG, a global brand owner and marketing company, to develop a collection of lifestyle-inspired cannabis brands that will launch initially in Canada and rollout in key territories around the world.

The Company intends to utilize ABG's portfolio to develop all-new, lifestyle-inspired cannabis brands that feature its high-quality products for patients and recreational adult users. Products will include dried flowers, oils and concentrates, and consumables that will be rolled out through Acreage Pharms.

For the year-ended January 31, 2018, Acreage Pharms had a weighted average cost per gram of $2.20. However, given that no product was sold during the year ended January 31, 2018, no costs were incurred for shipping and fulfillment. The cost per gram was inflated for the year ended January 31, 2018, due to over staffing and training in anticipation for completion of the Phase 2 cultivation facility. Overall, economies of scale are expected to be achieved associated with completion of the improved Phase 2 design and additional square footage.

AB Labs

As at April 30, 2018, the AB Labs facility is operating at full capacity with a total yield of 248,519 grams. There are 76,559 grams of dried cannabis in its vault, comprised of 43,438 grams awaiting release for sale and 33,121 grams held for future extract production.

On April 19, 2017, the Company announced that AB Labs will provide their unique products in Canopy Growth’s curated CraftGrow line on Tweed Main Street’s online store, that brings high quality cannabis grown by a diverse set of producers. As of May 11, 2018, AB Labs has successfully transferred a total of 172 kilograms of product to Tweed’s curated CraftGrow line.

For the year-ended January 31, 2018, AB Labs had a weighted average cost per gram of $1.57. However, no costs were incurred for shipping and fulfillment as they are paid for by Canopy Growth under the wholesale agreement. The cost per gram was inflated for the year ended January 31, 2018, due to over staffing and training in anticipation for completion of the Phase 2 cultivation facility. Overall, economies of scale are expected to be achieved associated with completion of the improved Phase 2 design and additional square footage.

Poda Technologies Ltd.

On August 21, 2018, the Company announced the proposed spinout of its wholly-owned subsidiary, Poda, by way of plan of arrangement (the “Arrangement”), in a bid to create a stand-alone entity to conduct business in the U.S. and internationally, outside of the TSXV. As part of the Arrangement, each common share of the Company held by an Invictus Shareholder will be exchanged for one new common share of the Company and one Poda common share. Immediately after the Arrangement, the Invictus Shareholders shall be the shareholders of Poda. Each Invictus stock option will be exchanged for one new stock option of the Company and one Poda stock option. Each Invictus warrant will be exchanged for one new warrant of the Company and one Poda warrant. The Arrangement will be affected under the terms and conditions of an arrangement agreement to be entered into between Invictus and Poda (the “Arrangement Agreement”).

On May 15, 2018, the Company announced the 2018 launch of Poda, a zero-cleaning vaporizer system.

Poda's fully biodegradable pods are self-contained, and do not contaminate the vaporizer with odor, flavor or residue.

The Poda technology can be used to vaporize almost any vaporizable substance, including cannabis, tobacco, e-liquids, concentrates, coffee and more. This industry-leading technology stands apart from previous generations of vaporizers, which often require cleaning and can only be used effectively for one type of substance. The Poda pods are also biodegradable.

Poda will launch a number of device models across a variety of price points. Some devices will have the ability to connect to users’ smartphones via Bluetooth, providing granular control of temperature and a wealth of pod-specific information. Different substances, like cannabis and tobacco, can demand different temperatures to achieve desirable vapor for inhalation. Poda smart devices can detect the proper settings for each pod and can automatically adjust the temperature to achieve optimal vaping. Alternatively, consumers will be able to design their own temperature profiles and customize a wide range of other operational parameters. Poda devices with smartphone-enabled technology are set to be released later in 2018 after the initial Poda devices (without smartphone connectivity) enter the market.

Future Harvest

Future Harvest manufactures and sells high quality plant fertilizers and nutrients under the brand Plant Life Products and Holland Secret.

International Operations

On June 13, 2018, the Company signed a non-binding letter of intent to sell dried cannabis to a German importer and distributor of medical cannabis. The Company will initially commit to selling 1,000 kgs of dried cannabis flower per annum at a price of $6.50 per gram. The volumes and respective prices of dried cannabis flower for the second and consecutive years will be defined in a Definitive Offtake Agreement (the "Offtake Agreement").

Prior to any shipment of dried cannabis flower to the German market, Invictus must first obtain an export permit from Health Canada as well as a GMP certification, in accordance with the rules governing medicinal products in the European Union. The EU-GMP certification is a requirement to distribute medical cannabis to Germany and across the European Union. The importer must also obtain an import permit.

Facilities

The below facilities of the Company and their respective square footage, capabilities and features are correct as of September 7, 2018. However, there can be no guarantee that the Company will be able to maintain such facilities in the same way in the future, expand the facilities as anticipated, or acquire new facilities in the same way as the Company has already done. See "Risk Factors".

Acreage Pharms

Acreage Pharms obtained a cultivation license on March 29, 2017 in respect of their Phase 1 facility comprised of a 6,600 square-foot facility, which had its license extended on October 22, 2017, by Health Canada through to March 2020. At this time, Acreage Pharms converted a vegetative room into a flowering room, thereby providing additional production capacity. On May 8, 2018, the Company announced completion of its 33,000 square foot, purpose-built Phase 2 production facility at Acreage Pharms, bringing its total square-footage to 39,600 square-feet.

Construction of Acreage Pharms' 90,000 square foot Phase 3 expansion project has commenced. On August 8, 2018, the Company entered into a debt financing arrangement (the "Acreage Pharms Expansion Loan") with ATB Financial ("ATB"). Pursuant to the Acreage Pharms Expansion Loan, ATB will provide $25.5 million to Acreage Pharms with an interest rate at prime plus 2% per annum, for the purpose of accelerating the construction of its Phase 3 and Phase 4 cannabis cultivation facilities (the "Expansion Plan").

The Expansion Plan is expected to add a total of 180,000 square feet of production capacity to Acreage Pharms. The Phase 3 expansion is underway with over $6 million in progress payments already made for permitting, lot preparation, foundation construction and precast installation. Phase 3 has a target completion date of January 2019 and is expected to bring the Company’s gross cultivation space to 200,000 square feet. Phase 4 is expected to be completed later in 2019.

The Acreage Pharms Expansion Loan will be deployed in stages and will help fund the development of two additional 90,000 square foot purpose-built indoor cultivation facilities, including all plans and specifications pertaining to the structural, architectural, mechanical, electrical and interior design. Each expansion will utilize a controlled and regulated environment for cultivation, trimming, drying and storing, and will include 38 individual flower rooms, each with approximately 1,500 square feet of cultivation space.

AB Labs

Following its increased investment in AB Labs, the Company made an operating line of credit in the amount of $2,000,000 available, in addition to the $5,200,000 funding under the AB Agreement, to AB Labs on or before April 1, 2018, for the sole purpose of being used to satisfy any expenditures for the construction of the Secondary Facility not satisfied by the option price.

As of April 30, 2018, AB Labs’ Phase 1 facility has a total yield of 248,519 grams. The purpose-built 15,600 square-foot indoor facility utilizes Good Production Practices and a state-of-the-art non-recirculating, non-recovery drip irrigation system to produce pesticide-free, non-irradiated cannabis.

On June 6, 2018, the Company announced that construction of the Phase 2 expansion at AB Labs remains on schedule. The retrofit is well underway with construction of the second-floor mezzanine to commence as early as next week. The Phase 2 facility, located adjacent to Phase 1, will add 40,000 square feet to the current operations and increase total cultivation space to 56,000 square feet.

On July 9, 2018, the Company announced the purchase of an additional acre of neighboring land adjacent to AB Labs’ property, dedicated to future expansion opportunities at the AB Labs facility. The Company believes the acquisition represents significant progress in AB Labs' growth strategy which involves building a strong production profile in state-of-the-art cultivation spaces.

AB Ventures

On February 9, 2017, AB Ventures acquired 100 acres of land in Hamilton, Ontario. The land acquisition, worth approximately $1,596,000, will be used for future cannabis cultivation, pending building permits and receipt of required license from Health Canada. Plans to construct five production facilities on the new land totalling 105,000 square feet is expected to be completed by 2020, subject to timely receipt of approvals. The entire 100 acres will be available for future expansion.

As of the date of this AIF, the Company is near completion of all conditions required by the municipality, including archaeological assessment and hydrological survey, to submit the building permit request. Construction of the facility is expected to begin within the next sixty days. In preparation for the buildout, the Company has provided $3,000,000 in funds to AB Ventures.

Specialized Skill and Knowledge

All aspects of the Company’s business require specialized skills and knowledge. Specialized skills and knowledge are required in the areas of cultivation and growing medical marijuana in purpose-built indoor facilities and in accordance with the ACMPR requirements. The Company and its various subsidiaries have recently contracted with or hired various key roles including horticulture, plant pathology, biochemistry, quality assurance, construction, marketing, and regulatory affairs and government relations. The Company plans to continue to hire additional roles in specialized areas.

Competitive Conditions

The Company believes that the market for the Company’s products is growing and Health Canada has issued a limited number of licenses under the ACMPR to produce and sell medical marijuana. As of July 30, 2018, there are 114 Licensed Producers approved by Health Canada1. The Company expects significant competition from other companies operating in the ACMPR regime. In addition, recreational adult-use cannabis is anticipated to become legal in Canada by October 17, 2018. While the Company expects a high level of competition to continue into the recreational marketplace, management believes that the Company is well positioned on the basis of its two production facilities, already fully licensed under the ACMPR, and its high-quality product.

As the demand for medical cannabis increases the Company believes that new competitors will continue to attempt to enter the market. Additionally, Health Canada may accelerate its processing of applications which may result in an acceleration in the rate at which applicants become Licensed Producers. The Company believes that, due to the complex regulatory environment and significant capital requirements for facilities and operations, subsequent Licensed Producers entering the industry will have diminished access to capital. The Company’s first-mover advantage and planned capital investments in infrastructure are expected to allow the Company to operate competitively on the basis of the high quality of its cannabis products, and low cost of production. Management expects that this will allow the Company to achieve sustainable margins in an increasingly competitive market.

As of March 31 2018, the last month for which Health Canada has provided data, there were 296,702 registered patients under the ACMPR2. This represents a 128% increase over the 129,876 registered patients at the end of December 2016. The number of Health Canada registered patients has consistently grown in each month on record. Sales of dried cannabis to registered patients in the period from July 1, 2017 to September 30, 2017, totaled 5,905 kg, and sales of cannabis oil totaled 7,669 kg. These sales figures represent an increase of 124% for dried cannabis and 317% for cannabis oil over the same quarter in the previous year. Additionally, as of May 1, 2018, more than 4,480 individuals are registered through Health Canada to produce a limited amount of cannabis for their own medical use.

The use of cannabis for adult recreational purposes is anticipated to be legalized by the Canadian Federal Government by October 17, 2018. The potential size of the adult recreational market for cannabis has been estimated to be between $4.9 billion and $8.7 billion on the basis of a national survey of 5,000 Canadians on their views on consumption of cannabis3. The survey indicated that 22% of Canadians consume cannabis on at least an occasional basis, with half of those (11%) consuming cannabis on a daily or weekly basis. In addition, a further 17% might be interested in using cannabis once it is legalized for recreational use. In total, 39% of Canadians are potential customers for cannabis products. To meet this demand, the Deloitte LLP report indicates that, conservatively, approximately 600,000 kg annual production of cannabis will be required. For comparison purposes, according to Health Canada, 22,771 kg of dried cannabis (i.e. not including cannabis oils) were sold to patients from October 1, 2016 to September 30, 2017, the last full 12-month period of data available.

The Company’s principal market is the medical and recreational cannabis markets within Canada. The market data identified above indicates Canada may be undersupplied for the recreational markets when the anticipated legislation allowing the use of cannabis for adult recreational purposes is legalized in October 2018.

New Products

See "Production and Services - Poda Technologies Ltd".

_________________________

1Health Canada website–https://www.canada.ca/en/health–canada/services/drugs–medication/cannabis/licensed–producers/authorized– licensed–producers–medical–purposes.html
2Health Canada website https://www.canada.ca/en/health–canada/services/drugs–medication/cannabis/licensed–producers/market– data.html
3Deloitte LLP–Recreational Marijuana Insights and Opportunities(2016)

Components

For more information on the sources, pricing and availability of materials, component parts or finished products, please see "Production and Services" above.

Intangible Properties

For more information on the Company's intangible properties, such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trademarks, pricing and availability of materials, component parts or finished products, please see "Intellectual Property" above.

Environmental Protection

The Company intends to build operations that are highly contained and have no material environmental impact while adhering in strict compliance with the requirements of the ACMPR and other applicable legislation. The Company expects that the financial and operational effects of environmental protection requirements on its capital expenditures, profit and competitive position in the current and future years to be minimal.

Employees

The Company is currently increasing the number of staff for its various operations. As at the date of this AIF, the Company (including its partially-owned subsidiaries) has 70 salaried full-time employees. The Company anticipates an increase in the number of full-time employees upon the completion and expansion of its various projects and businesses.

Bankruptcy and Similar Procedures

There have been no bankruptcy, receivership or similar proceedings against the Company or any of its subsidiaries, or any voluntary bankruptcy, receivership or similar proceedings by the Company or any of its subsidiaries, within the three most recently completed financial years or during or proposed for the current financial year.

For more information, please see "General Development of the Business - Three Year History and Significant Events".

RISK FACTORS

There are a number of risk factors that could cause future results to differ materially from those described herein. The following are certain risk factors relating to the business carried on by the Company, which prospective investors should carefully consider before deciding whether to purchase Common Shares. The risks and uncertainties described herein are not the only ones that the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks actually occur, the Company’s business may be harmed and its financial condition and results of operation may suffer significantly. References to the Company include its owned and partially-owned subsidiaries and affiliates in which the Company has an interest, as applicable.

The Company’s actual financial position and results of operations may differ materially from the expectations of the Company’s management.

The Company’s actual financial position and results of operations may differ materially from management’s expectations. The Company’s revenue, net income and cash flow may differ materially from the Company’s projected revenue, net income and cash flow. The process for estimating the Company’s revenue, net income and cash flow requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. In addition, the assumptions used in planning may not prove to be accurate, and other factors may affect the Company’s financial condition or results of operations.

The Company expects to incur significant ongoing costs and obligations related to its investment in infrastructure, growth, regulatory compliance and operations.

The Company expects to incur significant ongoing costs and obligations related to its investment in infrastructure and growth and for regulatory compliance, which could have a material adverse impact on the Company’s results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this Prospectus, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, the market price of our Common Shares may significantly decrease.

The medical cannabis industry and market are relatively new in Canada and this industry and market may not continue to exist or grow as anticipated or the Company may be ultimately unable to succeed in this new industry and market.

As Licensed Producers, Acreage Pharms and AB Labs are operating their businesses in a relatively new industry and market. In addition to being subject to general business risks, the Company must continue to build brand awareness in this industry and market through significant investments in its strategy, its production capacity, quality assurance and compliance with regulations. In addition, there is no assurance that the industry and market will continue to exist and grow as currently estimated or anticipated or function and evolve in the manner consistent with management’s expectations and assumptions. Any event or circumstance that adversely affects the cannabis industry and market could have a material adverse effect on the Company’s business, financial conditions and results of operations.

The Company may not be able to manage its growth.

The Company may be subject to growth related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Construction Risk Factors

The Company is subject to a number of risk factors, including the availability and performance of engineering and construction contractors, suppliers and consultants, the receipt of required municipal and governmental approvals and permits in connection with the construction of its cultivation facilities.

The Company is reliant on its cultivation license to produce medical cannabis products in Canada.

The Company’s ability to grow, store and sell medical marijuana in Canada is dependent on securing the appropriate licenses with Health Canada. Failure to comply with the requirements of the cultivation license or the application of its sales license with Health Canada would have a material adverse impact on the future business, financial condition and operating results of the Company. There can be no guarantees that Health Canada will issue the required licenses.

The Company is subject to changes in Canadian laws, regulations and guidelines which could adversely affect the Company’s future business, financial condition and results of operations.

The Company’s operations will be subject to various laws, regulations and guidelines relating to the manufacture, management, packaging/labelling, advertising, sale, transportation, storage and disposal of medical cannabis but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects to its operations. The Company endeavours to comply with all relevant laws, regulations and guidelines. To the best of the Company’s knowledge, the Company is in compliance or in the process of being assessed for compliance with all such laws, regulations and guidelines as described elsewhere in this Prospectus.

On December 20, 2017, the Prime Minister communicated that the Canadian Federal Government intends to legalize cannabis in October 2018, despite previous reports of a July 1, 2018 deadline. On June 7, 2018, Bill C45 passed the third reading in the Senate with a number of amendments to the language of the Cannabis Act. On June 20, 2018, Prime Minister Trudeau announced that cannabis would be legal by October 17, 2018. On June 21, 2018, the Government of Canada announced that Bill C-45 received Royal Assent. Bill-C-45 will come into force on October 17, 2018. On July 11, 2018, the regulations made pursuant to the Cannabis Act were published. The regulations under the Cannabis Act contemplate the various licences including cultivation, processing, analytical testing, sale (including medical sales), analytical testing and scientific research. The regulations introduced the nursery and made outdoor cultivation permissible. Finally, the requirements for packaging and labelling of products for both medical and non-medical consumption were explicitly set forth. The impact of changes in the regulatory enforcement by Health Canada under the Cannabis Act and its regulations, particularly in respect of product packaging, labelling, marketing, advertising and promotions and product approvals and its impact on the Company’s business are unknown at this time.

In addition, when the Cannabis Act comes into effect, there is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult use purposes will be enacted according to the terms announced by such provinces, or at all, or that any such legislation, if enacted, will create the opportunities for growth anticipated by the Company. For example, the Provinces of Québec and New Brunswick have announced sales and distribution models that would create government-controlled monopolies over the legal retail and distribution of cannabis for adult use purposes in such provinces, which could limit the Company’s opportunities in those provinces.

The Company may not be able to develop its products, which could prevent it from ever becoming profitable.

If the Company cannot successfully develop, manufacture and distribute its products, or if the Company experiences difficulties in the development process, such as capacity constraints, quality control problems or other disruptions, the Company may not be able to develop market-ready commercial products at acceptable costs, which would adversely affect the Company’s ability to effectively enter the market. A failure by the Company to achieve a low-cost structure through economies of scale or improvements in cultivation and manufacturing processes would have a material adverse effect on the Company’s commercialization plans and the Company’s business, prospects, results of operations and financial condition.

There is no assurance that the Company will turn a profit or generate immediate revenues.

There is no assurance as to whether the Company will be profitable, earn revenues, or pay dividends. The Company has incurred and anticipates that it will continue to incur substantial expenses relating to the development and initial operations of its business. The payment and amount of any future dividends will depend upon, among other things, the Company’s results of operations, cash flow, financial condition, and operating and capital requirements. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividends.

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates.

These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government environmental approvals and permits are currently and may in the future be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed business activities or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage due to its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Company faces competition from other companies where it will conduct business that may have higher capitalization, more experienced management or may be more mature as a business.

An increase in the companies competing in this industry could limit the ability of the Company to expand its operations. Current and new competitors may be better capitalized, have a longer operating history, have more expertise and be able to develop higher quality equipment or products, at the same or a lower cost. The Company cannot provide assurances that it will be able to compete successfully against current and future competitors. Competitive pressures faced by the Company could have a material adverse effect on its business, operating results and financial condition. In addition, despite Canadian federal and state-level legalization of marijuana, illicit or "black-market" operations remain abundant and present substantial competition to the Company. In particular, illicit operations, despite being largely clandestine, are not required to comply with the extensive regulations that the Company must comply with to conduct business, and accordingly may have significantly lower costs of operation.

If the Company is unable to develop and market new products, it may not be able to keep pace with market developments.

The cannabis industry is in its early stages and it is likely that the Company and its competitors will seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company will need to expend significant amounts of capital in order to successfully develop and generate revenues from new products. The Company may also be required to obtain additional regulatory approvals from Health Canada and other applicable authorities which may take significant time. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which together with capital expenditures made in the court of such product development and regulatory approval processes, may have a material adverse effect on the Company’s business, financial condition and results of operations.

If the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the cannabis market.

The Company’s success has depended and continues to depend upon its ability to attract and retain key management, including the Company’s CEO, technical experts, management team and sales personnel. The Company will attempt to enhance its management and technical expertise by continuing to recruit qualified individuals who possess desired skills and experience in certain targeted areas. The Company’s inability to retain employees and attract and retain sufficient additional employees or engineering and technical support resources could have a material adverse effect on the Company’s business, results of operations, sales, cash flow or financial condition. Shortages in qualified personnel or the loss of key personnel could adversely affect the financial condition of the Company, results of operations of the business and could limit the Company’s ability to develop and market its cannabis-related products. The loss of any of the Company’s senior management or key employees could materially adversely affect the Company’s ability to execute its business plan and strategy, and the Company may not be able to find adequate replacements on a timely basis, or at all. The Company does not maintain key person life insurance policies on any of its employees.

There is no assurance that the Company will retain any relevant licenses nor obtain new licenses or approvals that may be required for the Company’s business and future plans.

The Company’s ability to grow, store and sell cannabis in Canada is dependent on the ability of the Company to retain its cultivation license from Health Canada. Licenses, once issued, are subject to ongoing compliance and reporting requirements. Failure to comply with the requirements would have a material adverse impact on the business, financial condition and operating results of the Company. There is also no assurance of new licenses or approvals from Health Canada.

The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain the necessary regulatory approvals will significantly delay the development of the Company’s markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.

The size of the Company’s target market is difficult to quantify, and investors will be reliant on their own estimates on the accuracy of market data.

Because the cannabis industry is in a nascent stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in the Company and, few, if any, established companies whose business model the Company can follow or upon whose success the Company can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Company. There can be no assurance that the Company’s estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results. The Company regularly purchases and follows market research.

The Company’s industry is experiencing rapid growth and consolidation that may cause the Company to lose key relationships and intensify competition.

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. Acquisitions or other consolidating transactions could harm the Company in a number of ways, including the loss of strategic partners if they are acquired by or enter into relationships with a competitor, losing customers, revenue and market share, or forcing the Company to expend greater resources to meet new or additional competitive threats, all of which could harm the Company’s operating results. As competitors enter the market and become increasingly sophisticated, competition in the Company’s industry may intensify and place downward pressure on retail prices for its products and services, which could negatively impact its profitability.

The Company currently has insurance coverage; however, because the Company operates within the cannabis industry, there are additional difficulties and complexities associated with such insurance coverage.

The Company believes that it currently has insurance coverage with respect to workers’ compensation, general liability, directors’ and officers’ insurance, fire and other similar policies customarily obtained for businesses to the extent commercially appropriate; however, because the Company is engaged in and operates within the cannabis industry, there are exclusions and additional difficulties and complexities associated with such insurance coverage that could cause the Company to suffer uninsured losses, which could adversely affect the Company’s business, results of operations, and profitability. There is no assurance that the Company will be able to fully utilize such insurance coverage, if necessary.

The cultivation of cannabis includes risks inherent in an agricultural business including the risk of crop loss, sudden changes in environmental conditions, equipment failure, product recalls and others.

The Company’s future business involves the growing of medical marijuana, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although the Company expects that any such growing will be completed indoors under climate-controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production

The cultivation of cannabis involves a reliance on third party transportation which could result in supply delays, reliability of delivery and other related risks.

In order for customers of the Company to receive their product, the Company will rely on third party transportation services. This can cause logistical problems with and delays in patients obtaining their orders and cannot be directly controlled by the Company. Any delay by third party transportation services may adversely affect the Company’s financial performance.

Moreover, security of the product during transportation to and from the Company’s facilities is critical due to the nature of the product. A breach of security during transport could have material adverse effects on the Company’s business, financials and prospects. Any such breach could impact the Company’s future ability to continue operating under its licenses or the prospect of renewing its licenses.

The Company may be subject to product recalls for product defects self-imposed or imposed by regulators.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

The Company is reliant on key inputs, such as water and utilities, and any interruption of these services could have a material adverse effect on the Company’s finances and operation results. The Company is also dependent on access to skilled labour, equipment and parts.

The Company’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

The ability of the Company to compete and grow will be dependent on having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining the required supply of skilled labour, equipment, parts and components. It is also possible that the expansion plans contemplated by the Company may cost more than anticipated, in which circumstance the Company may curtail, or extend timeframes for completing the expansion plans. This could have a material adverse effect on the financial results and operations of the Company.

The expansion of the medical cannabis industry may require new clinical research into effective medical therapies, when such research has been restricted in the U.S. and is new to Canada.

Research in Canada and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although the Company believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, investors should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this Prospectus or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition and results of operations.

Under Canadian regulations, a Licensed Producer of cannabis may have restrictions on the type and form of marketing it can undertake which could materially impact sales performance.

The development of the Company’s future business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada. The regulatory environment in Canada limits the Company’s ability to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and operating results could be adversely affected.

The Company could be liable for fraudulent or illegal activity by its employees, contractors and consultants resulting in significant financial losses or claims against the Company.

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company will be reliant on information technology systems and may be subject to damaging cyber-attacks.

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology ("IT") services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Company may be subject to breaches of security at its facilities.

Given the nature of the Company’s product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in its facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products.

The Company’s officers and directors may be engaged in a range of business activities resulting in conflicts of interest.

The Company may be subject to various potential conflicts of interest because some of its officers and directors may be engaged in a range of business activities. In addition, the Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers and directors.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or Companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, if such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

In certain circumstances, the Company’s reputation could be damaged.

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Negative Operating Cash Flow

Our overall business has incurred losses since its inception of $[30,227,516]. Although we expect to become profitable, there is no guarantee that will happen, and we may never become profitable. We currently have a negative operating cash flow and may continue to have that for the foreseeable future. To date, a large portion of our expenses are fixed, including expenses related to facilities, equipment, contractual commitments and personnel. As a result, we expect our net losses from operations to improve. Our ability to generate additional revenues and potential to become profitable will depend largely on our ability, to manufacture and market our products. There can be no assurance that any such events will occur or that we will ever become profitable. Even if we do achieve profitability, we cannot predict the level of such profitability. If we sustain losses over an extended period of time, we may be unable to continue our business.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of the Company’s products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company.

There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products. As of the current date, the Company has insurance coverage for product liabilities.

Vulnerability to Rising Energy Costs

The company’s medical marijuana growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

Publicity or Consumer Perception

The Company believes the medical marijuana industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical marijuana produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical marijuana products.

There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and the Company’s cash flows. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical marijuana in general, or the Company’s products specifically, or associating the consumption of medical marijuana with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

Difficulties with Forecasts

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical marijuana industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Risks of Foreign Operations

The Company’s strategy includes exporting its expertise and technologies to foreign countries. Working outside of Canada gives rise to the risk of dealing with business and political systems that are different than what the Company is accustomed to in Canada. The potential risks include: expropriation or nationalization; civil insurrection; labour unrest; strikes and other political risks; fluctuations in foreign currency and exchange controls; increases in duties and taxes; and changes in laws and policies governing operations of foreign based companies. Restrictions on repatriation of capital or distributions of earnings could adversely affect the Company in the future

Anti-Bribery and Anti-Corruption Laws

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act. Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses which could adversely affect the Company's business, results of operations and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

Market Risks for Securities

The market price of Common Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of the Company, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Company, general economic conditions, legislative changes, and other events and factors outside of the Company’s control.

Dividends

Except as set out below under the heading "Dividends and Distributions", the Company has not paid any dividends on its issued and outstanding Common Shares to date and may not pay dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the board of directors of the Company (the "Board") and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Board may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares of the Company for a price greater than that which such investors paid for them.

Financing Risk

The Company will be dependant upon the capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its development and future operating cost requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. An economic downturn of global capital markets has been shown to make the raising of capital by equity or debt financing more difficult. These and other factors may impact the Company’s ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management. The Company may not be able to raise capital on favourable terms or at all, which could have an adverse impact on the Company’s operations and the trading price of the Common Shares. Additionally, future financing may substantially dilute the interests of the Company's shareholders.

ASSET-BACKED SECURITIES OUTSTANDING

As of the date of this AIF, the Company had no asset-backed securities outstanding that were distributed under a prospectus in accordance with Item 5.3 of National Instrument 51-102 ("NI 51-102").

DIVIDENDS AND DISTRIBUTIONS

Except as immediately set out below, the Company has not paid any dividends on its issued and outstanding Common Shares to date and may not pay dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Board may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares of the Company for a price greater than that which such investors paid for them.

The Company's current dividend policy involves a decision from the Board to pay dividends on Common Shares on the basis of the earnings, financial requirements and other conditions existing at such time. As at the date of this AIF, there are no intended changes to this policy.

On December 5, 2016, the Company declared a dividend on the issued and outstanding Common Shares of the Company. A cash dividend of an aggregate $1,000,000 was paid to all Common Share holders as at November 21, 2016.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and Class A Preferred Shares without par value.

Common Shares

There are 96,623,857 Common Shares issued and outstanding as at the date of this AIF. There are no special rights or restrictions of any nature attached to any of the Common Shares, which all rank equally as to all benefits which might accrue to the holders of Common Shares. All registered shareholders are entitled to receive a notice of any general meeting of the shareholders to be convened by the Company. At any general meeting, subject to the restrictions on joint registered owners of Common Shares, on a show of hands every shareholder who is present in person and entitled to vote has one vote and on a poll, every shareholder has one vote for each Common Share of which he, she or it is the registered owner and may exercise such vote either in person or by proxy.

The Company has not received a credit rating or any other kind of rating, including a stability rating or a provisional rating, from any credit rating organizations in respect of the Common Shares that are outstanding, or will be outstanding, and continue in effect.

Class A Preferred Shares

The Company's Class A Preferred Shares do not attach any voting rights for the holders. Upon written notice being provided to the Company by the shareholder, and subject to the adjustment of Article 28.9(d) of the Company's Articles of Incorporation, each Class A Preferred Share is convertible into 100 Common Shares.

MARKET FOR SECURITIES

Trading Price and Volume

The following table sets out information relating to the monthly trading of the Common Shares on the TSXV (under symbol "IMH" until this changed to "GENE" on March 20, 2018) during the year ended January 31, 2018 and up to the date of this AIF:

	Price Range ($)
Month	High	Low	Total Volume
2017
February	2.12	1.40	3,012,322
March	1.97	1.14	3,774,424
April	2.17	1.47	18,588,671
May	1.81	1.35	5,958,283
June	1.65	1.06	4,564,706
July	1.47	0.93	13,800,986
August	1.40	1.16	3,102,002
September	1.26	1.03	4,671,341
October	1.39	1.16	13,861,522
November	1.76	1.16	19,377,589
December	1.69	1.37	16,243,465
2018
January	2.54	1.80	54,988,520
February	2.16	1.53	15,604,296
March	2.23	1.82	11,718,191
April	2.13	1.69	8,408,465
May	1.95	1.55	10,176,800
June	1.80	1.35	7,718,845
July	1.55	1.26	6,162,002
August	1.64	1.27	8,064,681

The following table sets out information relating to the monthly trading of the Common Shares on the OTCQX (under symbol "IVITF") during the year ended January 31, 2018 and up to the date of this AIF:

	Price Range ($) USD
Month	High	Low	Total Volume
2017
February	1.61	1.09	985,155
March	1.44	0.88	1,035,805
April	1.63	1.08	9,534,097
May	1.33	1.00	2,589,511
June	1.22	0.84	1,680,640
July	1.18	0.72	8,517,105
August	1.15	0.92	2,740,848
September	1.03	0.84	2,093,595
October	1.11	0.90	4,080,618
November	1.40	0.90	4,145,768

	Price Range ($) USD
Month	High	Low	Total Volume
December	1.34	1.08	3,965,521
2018
January	2.76	1.23	12,513,334
February	1.72	1.20	5,110,135
March	1.76	1.40	2,655,923
April	2.03	1.32	3,983,868
May	1.66	1.21	4,806,009
June	1.42	1.02	4,470,411
July	1.26	0.96	3,556,721
August	1.42	0.92	4,191,810

Prior Sales

During the year ended January 31, 2018 and up to the date of this AIF, the Company issued the following securities, which are convertible into Common Shares but are not listed or quoted on a marketplace:

Date of Issue	Type of Securities	Number of Securities	Issue or Exercise Price per Security
February 7, 2017	Stock Options	1,200,000	$1.69
February 24, 2017	Stock Options	600,000	$1.88
March 2, 2017	Stock Options	1,250,000	$1.75
June 13, 2017	Stock Options	1,200,000	$1.48
October 17, 2017	Stock Options	1,385,000	$1.34
November 6, 2017	Stock Options	150,000	$1.19
December 18, 2017	Stock Options	15,000	$1.42
January 16, 2018	Stock Options	1,100,000	$1.84
June 6, 2018	Stock Options	1,275,000	$1.78
July 4, 2018	Stock Options	120,000	$1.50
March 2, 2017	Warrants	5,055,474	$2.35
March 2, 2017	Warrants	688,039	$1.65
April 25, 2017	Warrants	3,000,000	$1.50
May 24, 2017	Warrants	9,252,500	$1.75

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

To the Company’s knowledge, the below table represents the securities held in escrow or subject to contractual restriction on transfer during the year ended January 31, 2018 and up to the date of this AIF.

Designation of class(1)	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Common shares	166,667	< 1%

(1)	The depository of the Common Shares is Computershare Investor Services Inc. pursuant to an Escrow Agreement dated December 19, 2014, as amended on October 16, 2015.

As at January 31, 2018, the Company has 166,667 Common Shares held in escrow with the following escrow provisions:

•	100,000 Common Shares to be released once Poda has earned an aggregate of $2.5 million in gross revenues; and

•	66,667 Common Shares to be released once Poda has earned an aggregate of $12.5 million in gross revenues.

The first escrow issuance and the second escrow issuance are subject to a top-up mechanism, such that if the volume-weighted average trading price of the Company's Common Shares on the stock exchange for the seven most recent trading days immediately preceding the first sales milestone is below $0.50, or below $0.75 as of the second sales milestone, then the Company has the option to issue either additional Common Shares, cash payment or a combination thereof to the inventors, such that the aggregate value of the consideration issued at each milestone is equal to $500,000 and provided that the issuance of any additional Common Shares is not less than an issue price of $0.10.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The table below sets forth information regarding the Company’s directors and officers, as of the date of this AIF. Each director's term of office will expire at the next annual general meeting of the Company unless earlier due to resignation, removal or death of the director. The term of office of the officers expires at the discretion of the Company’s directors.

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation Within the Past Five Years	Date of Appointment	Number and Percentage of Common Shares Held(1)(6)
Dan Kriznic (3)(5) Vancouver, British Columbia, Canada	Director, Chief Executive Officer and Executive Chairman	Executive Chairman since January 20, 2015 and Chief Executive Officer of the Company since July 7, 2017; CEO of the Company between December 19, 2014 and April 25, 2017	Director since December 19, 2014	46,933 (0.05%) directly and 2,261,271 (2.34%) indirectly.
Trevor Dixon Kelowna, British Columbia, Canada	Director & President	President of Acreage Pharms since April 25, 2017; CEO of Acreage Pharms between April 25, 2017 and July 9, 2017; Entrepreneur and business consultant since 2008.	Director since April 25, 2017	10,000,000 (10.35%)
Aaron Bowden(2) (3) Calgary, Alberta, Canada	Director	Chartered Professional Accountant, Manager of Taxation of a Canadian public company with $4 billion in sales since July, 2011	Director since August 19, 2016	40,000 (0.04%)
George (2)(4) Kveton Nyon, Switzerland	Director

Non-Executive Director of the Company since March 21, 2017; International Executive and investment professional with a broad experience in operations and corporate development; Vice President Corporate Development - JT International (an international tobacco company) between June 2008 and March 2015.

			Director since March 21, 2017	79,133 (0.08%)

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation Within the Past Five Years	Date of Appointment	Number and Percentage of Common Shares Held(1)(6)
Josef W. Hocher (3)(4) Calgary, Alberta, Canada	Director

Lawyer. Mr. Hocher is a partner in Cassels Brock’s Business Law Group in Calgary. He draws on over 20 years of legal and business expertise and represents Canadian, US and international clients in complex, strategic and business critical transactions and corporate governance matters.

			Director since June 26, 2017	None
Paul Sparkes(2)(4)(5) Toronto, Ontario, Canada	Director	Corporate director and Managing Partner, Wade & Company, a family office partnership, a private equity and venture capital firm.	Director since June 26, 2017	20,000 (0.02%)
Dylan Easterbrook Vancouver, British Columbia, Canada	Chief Financial Officer and Corporate Secretary	Chief Financial Officer and Corporate Secretary of the Company since November 6, 2017;	November 6, 2017	None
Brenda Dixon Vancouver, British Columbia, Canada	Chief Science Officer	Chief Science Officer of the Company since April 25, 2017; Retired from October, 2011 until April 25, 2017	April 25, 2017	8,942,400 (9.41%)

(1)	All Common Shares are held directly unless otherwise indicated herein.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	Paul Sparkes replaced Dan Kriznic as a member of the Audit Committee on June 29, 2018.
(6)	Common Shares held as at August 31, 2018.

As of the date of this AIF, directors and executive officers of the Company, as a group, will beneficially own, or exercise control or direction, directly or indirectly, over an aggregate of 21,543,737 Common Shares representing 22.30% of the outstanding Common Shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the Company's directors or executive officers is, as at the date of this AIF, or has been, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any corporation (including the Company) that:

(a)	was subject to an Order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

"Order" means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant corporation access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

None of the Company's directors or executive officers or, to the Company's knowledge, any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any corporation (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c)	has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict is required to disclose his interest and abstain from voting on such matter.

To the best of the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company, its directors or officers as a result of their outside business interests, except that certain of the directors and officers serve as directors and/or officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest.

PROMOTERS

There is no person or company that has been, within the two most recently completed financial years or during the current financial year, a promoter of the Company or a subsidiary of the Company, as such term is defined in the Securities Act (British Columbia).

LEGAL PROCEEDINGS

The Company is not as at the date of this AIF and was not a party to any material legal proceedings during the financial year ended January 31, 2018. The Company is not aware of any material proceedings contemplated.

REGULATORY ACTIONS

As of the date of this AIF, neither the Company nor its subsidiaries have been subject to any penalties or sanctions imposed by any court or regulatory authority relating to securities legislation or by a securities regulatory authority during the most recent financial year, nor have any of the aforementioned parties entered into a settlement agreement before a court relating to securities legislation or with a securities regulatory authority during the most recent financial year, or been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would likely be considered important to a reasonable investor in making an investment decision.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this AIF, the directors, executive officers and principal shareholders of the Company or any associate or affiliate of the foregoing have had no material interest, direct or indirect, in any transactions in which the Company has participated within the three most recently completed financial periods prior to the date of this AIF or in the current financial year, and do not have any material interest in any proposed transaction, which has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Common Shares of the Company is Computershare Investor Services Inc. at its principal office located at 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9.

MATERIAL CONTRACTS

Except as disclosed in this AIF and other than those contracts entered into in the ordinary course of business, there are no other material contracts that the Company has entered into since the beginning of the last financial year before the date of this AIF or entered into prior to such date but which contract is still in effect or that are required to be filed under section 12.2 of National Instrument 51-102 or would be required to be filed under section 12.2 but for the fact that it was previously disclosed.

OptionCo.

On July 18, 2018, the Company entered into a definitive option agreement to acquire 100% of the outstanding common shares of OptionCo from its current shareholders. The option (the "OptionCo Option") will be exercisable at the sole option of Invictus within 30-days of OptionCo notifying the Company that OptionCo’s property in Delta, British Columbia has received its license to cultivate under the ACMPR. The exercise price of the OptionCo Option will be payable by the Company as follows:

a)	$2.5 million in cash, less a $100,000 deposit already paid by the Company to OptionCo shareholders, to repay agreed upon debts of OptionCo;

b)

$10 million in Common Shares issued to the OptionCo shareholders on the date that is within 10 business days of exercising the OptionCo Option (the "Issue Date") , valued at a price per Common Share being the greater of: (i) $1.65 per Common Share; and (ii) the 10-day volume weighted average trading price of the Common Shares on the TSXV immediately prior to the Issue Date with the following release schedule:

i)	25% of the Common Shares on the Issue Date; and

ii)	25% of the Common Shares every four months thereafter.

c)

investment in the sum of C$10 million (the "Investment") in cash into OptionCo to be used for a 50,000 square foot expansion of OptionCo’s property in Mission, British Columbia (the “Mission Location”) and working capital purposes. The Investment will be in the form of a commitment from the Company and will be paid into OptionCo over time on an as-needed basis; and

d)

$7 million in Common Shares issued to the OptionCo shareholders on the date that is within 10 business days of the Mission Location receiving its cultivation license under the ACMPR, valued at the 10 trading days volume weighted average trading price on the TSXV immediately prior to such date.

INTERESTS OF EXPERTS

Names of Experts

No person or company whose profession or business gives authority to a report, valuation, statement or opinion made by the person or company are named in this AIF as having prepared or certified any of the aforementioned document or any part thereof described in this AIF:

Manning Elliot LLP, as auditor of the Company, has confirmed they are independent with respect to the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

CERTAIN CORPORATE GOVERANCE CONSIDERATIONS

The following disclosure is provided to augment the corporate governance disclosure pursuant to National Instrument NI 58-101 Disclosure of Corporate Governance Practices ("NI 58-201") in the Company's most recently filed management information circular.

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its Shareholders and contribute to effective and efficient decision making. NI 58-101 establishes corporate governance guidelines which apply to all public companies.

The Company is listed on the TSXV and discloses its corporate governance practices using the disclosure requirements in National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”) that apply to issuers listed on the TSXV. The Company’s statement of corporate governance practices is made with reference to National Policy 58-201, Corporate Governance Guidelines and NI 58-101 (collectively the “Governance Guidelines”) which are initiatives of the Canadian Securities Administrators (“CSA”). The corporate governance practices of the Company also conform to the TSXV corporate governance guidelines, which have essentially been supplanted by the Governance Guidelines. NI 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

As at the date of this AIF, the Company's Board consists of six directors which includes four independent members of the Board, based upon the tests for independence set forth in NI 52-110, and two non-independent members.

Aaron Bowden, George Kveton, Josef Hocher and Paul Sparkes are independent Board members. Dan Kriznic is not considered to be independent as he is the Executive Chairman and Chief Executive Officer and Trevor Dixon is not considered to be independent as he is the President.

Participation of Directors in Other Reporting Issuers

The following Directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Paul Sparkes	Antler Gold Corp (TSX-V); Bluedrop Performance Learning Inc. (TSX-V)
Aaron Bowden	HashChain Technology Inc. (TSX-V)

Director Term Limits, Appointments and Assessments

The Company has not adopted term limits for its directors. The Company believes that term limits are an arbitrary mechanism for removing directors and can result in highly qualified and experienced directors forced out solely based on the length of their service.

The Company does not have a stand-alone nomination committee. The Corporate Governance and Nominating Committee has the responsibility of proposing nominees for director. The Corporate Governance and Nominating Committee considers the competencies and skills that the Board as a whole should possess, the competencies and skills of existing Board members and the competencies and skills of proposed new Board members. The Corporate Governance and Nominating Committee members utilize their extensive knowledge of the industry and personal contacts to identify potential nominees that possess the desired skills and competencies. Members of the Board and representatives of the industry are consulted for possible candidates.

The Board, the Committee and individual directors are not regularly assessed with respect to their effectiveness and contribution. The Board believes that such assessments are more appropriate for companies of a larger size and complexity which may have significantly larger boards of directors. Where appropriate, the chair of the Board meets with individual directors to discuss their contribution and that of the other directors. Arising from such meetings, if appropriate, the Board considers procedural and substantive changes to increase the effectiveness of the Board, its committees and members.

Whistleblower Policy

The Company has adopted a written Whistleblower Policy for the Company’s officers, directors and employees to ensure that a confidential and anonymous process exists whereby persons can report any accounting concerns, violations of law and general violations relating to the Company. The Whistleblower Policy is administered by the Audit Committee, a copy of which is posted on the Company's website at www.invictus-md.com.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, orientation of new members of the Board is conducted by informal meetings with members of the Board, briefings by management, and the provision of copies of or access to the Company’s documents. The Company has not adopted formal policies respecting continuing education for Board members.

Board members are encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments and changes in legislation with management’s assistance, and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board has adopted a formal code of business conduct and ethics (the "Code") which all directors, officers, and employees shall abide by and be required to sign a certificate of compliance annually. A copy of the Code is posted on the Company’s website at www.invictus-md.com and under the Company’s profile on SEDAR at www.sedar.com The Board is committed to the highest standards of legal and ethical business conduct and is confident that the adoption of the Code will serve as a reminder as to the high standards of business conduct that is required for all directors, officers, and employees of the Company.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Audit Committee Mandate sets out the Audit Committee’s responsibilities and authority, procedures governing meetings, qualifications for membership and particulars governing the role of the Chair. A copy of the Audit Committee Mandate is attached as Appendix "A" hereto.

Composition of the Audit Committee

As at the date of this AIF, the following individuals are the current members of the Audit Committee and will hold office until the next annual general meeting of shareholders of the Company:

Aaron Bowden (Chair)	Independent (1)	Financially literate(1)
Paul Sparkes	Independent (1)	Financially literate(1)
George Kveton	Independent (1)	Financially literate(1)

(1)	As defined by NI 52-110.

The members of the Audit Committee are appointed by the Board of directors at its first meeting following the annual shareholders’ meeting. Unless a chair is elected by the full Board of directors, the members of the Audit Committee designate a chair by a majority vote of the full Audit Committee membership.

Audit Committee Member Education and Experience

Each Audit Committee member has an understanding of the accounting principles used to prepare the Company’s financial statements and the ability to assess the general application of such accounting principles, experience preparing, auditing, analyzing or evaluating comparable financial statements and experience as to the general application of relevant accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. See "Directors and Officers" above for information concerning the relevant education and experience of the Audit Committee members.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described under the heading "External Auditors" of the Audit Committee Mandate for the Company, below.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditor, Manning Elliot LLP, in the year ended January 31, 2018 and January 31, 2017 for audit service fees were as follows:

	Year ended January 31, 2018 ($)	Year ended January 31, 2017 ($)
Audit Fees(1)	150,000	80,000
Audit-Related Fees(2)	12,767.82	Nil
Tax Fees(3)	950	5,500
All Other Fees(4)	Nil	1,700
Total	163,717.82	87,200

(1)	The aggregate fees billed for audit services.
(2)	The aggregate fees billed in connection with the review of the Company’s quarterly financial statements.
(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services.
(4)	The aggregate fees billed for professional services other than those listed in the other categories.

Exemption

The Company is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company’s profile on SEDAR at www.sedar.com, as well as at the Company’s website at www.invictus-md.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, is contained in the Company's management information circular for its most recent annual general meeting of security holders that involved the election of directors, which is also available under the Company’s profile on SEDAR at www.sedar.com.

Additional financial information is provided in the Company's consolidated financial statements and management's discussion and analysis for its most recently completed financial year, being the year ended January 31, 2018.

APPENDIX "A"

AUDIT COMMITTEE MANDATE
Adopted by the Board of Directors on January 5, 2015
Amended, restated and adopted by the Board of Directors on April 4, 2018.

MANDATE

The Audit Committee (the “Committee”) will assist the Board of Directors (the “Board”) of Invictus MD Strategies Corp. (the “Corporation”) in fulfilling its financial oversight responsibilities. The Committee will review and consider, in consultation with the Corporation’s external auditors, the financial reporting process, the system of internal control over financial reporting and the audit process. In performing its duties, the Committee will maintain effective working relationships with the Board, management and the external auditors. To effectively perform his or her role, each Committee member must obtain an understanding of the principal responsibilities of Committee membership as well as the Corporation’s business, operations and risks.

COMPOSITION

The Board will appoint, from among their membership, a Committee after each annual meeting of the shareholders of the Corporation. The Committee will consist of a minimum of three directors.

2.1 Independence

A majority of the members of the Committee must be “independent” (as defined in Sec. 1.4 of National Instrument 52-110 (Audit Committees)) (“NI 52-110”).

2.2 Expertise of Committee Members

A majority of the members of the Committee must be “financially literate” (as defined in Sec. 1.6 of NI 52-110) or must become financially literate within a reasonable period of time after his or her appointment to the Committee. At least one member of the Committee must have accounting or related financial management expertise.

MEETINGS

The Committee shall meet in accordance with a schedule established each year by the Board, and at other times that the Committee may determine. The Committee shall meet at least annually with the Corporation’s Chief Financial Officer and external auditors in separate executive sessions.

ROLES AND RESPONSIBILITIES

The Committee shall fulfill the following roles and discharge the following responsibilities:

4.1 External Audit

The Committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor’s report, or performing other audit, review or attestation services, including the resolution of disagreements between management and the external auditors regarding financial reporting. In carrying out this duty, the Committee shall:

(a)

recommend to the Board that the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Corporation;

(b)	review (by discussion and enquiry) the external auditors’ proposed audit scope and approach;

(c)	review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d)	review and recommend to the Board the compensation to be paid to the external auditors;

(e)

review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors’ assertion of their independence in accordance with professional standards; and

(f)	review and approve the Corporation’s hiring policies regarding partners and employees, and former partners and employees, of the present and former external auditor of the Corporation.

4.2 Internal Control

The Committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Corporation. In carrying out this duty, the Committee shall:

(a)	evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within the Corporation; and

(b)	ensure that the external auditors discuss with the Committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3 Financial Reporting

The Committee shall review the financial statements and financial information of the Corporation prior to their release to the public. In carrying out this duty, the Committee shall:

General

(a)	review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(b)	review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

(a)	review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(b)	meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(c)	review management’s discussion & analysis respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

(a)	review and approve the interim financial statements prior to their release to the public; and

(b)	review management’s discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

(a)

where reasonably possible, review and approve all public disclosure containing financial information, including news releases, prior to release to the public. The Committee must be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, and must periodically assess the adequacy of those procedures.

4.4 Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Corporation or any subsidiary of the Corporation shall be subject to the prior approval of the Committee.

Delegation of Authority

(a)

The Committee may delegate to one or more independent members of the Committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the Committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(a)	The Committee may satisfy the requirement for the pre-approval of non-audit services if:

(i)

the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(ii)

the services are brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(a)	The Committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(i)	the pre-approval policies and procedures are detailed as to the particular service;

(ii)	the Committee is informed of each non-audit service; and

(iii)	the procedures do not include delegation of the Committee's responsibilities to management.

4.5 Other Responsibilities

The Committee shall:

(a)	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters;

(b)	establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(c)	ensure that significant findings and recommendations made by management and the external auditor are received and discussed on a timely basis;

(d)	review the policies and procedures in effect for considering officers’ expenses and perquisites;

(e)	perform other oversight functions as requested by the Board; and

(f)	review and update this Mandate and receive approval of changes to this Mandate from the Board.

4.6 Reporting Responsibilities

The Committee shall regularly update the Board about Committee activities and make appropriate recommendations.

RESOURCES AND AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any advisors employed by the Committee; and

(c)	communicate directly with the internal and external auditors.

GUIDANCE – ROLES & RESPONSIBILITIES

The Committee should consider undertaking the actions described in the following guidance, which is intended to provide the Committee members with additional guidance on fulfilment of their roles and responsibilities on the Committee:

6.1   Internal Control

(a)

evaluate whether management is setting the goal of high standards by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities,

(b)

focus on the extent to which external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of an IT systems breakdown, and

(c)	gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

6.2 Financial Reporting

General

(a)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements;

(b)	ask management and the external auditors about significant risks and exposures and the plans to minimize such risks; and

(c)	understand industry best practices and the Corporation’s adoption of them.

Annual Financial Statements

(a)

review the annual financial statements and determine whether they are complete and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Corporation reports or trades its shares;

(b)	pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

(c)

focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses; warranty, professional liability; litigation reserves; and other commitments and contingencies;

(d)	consider management’s handling of proposed audit adjustments identified by the external auditors; and

(e)	ensure that the external auditors communicate all required matters to the Committee.

Interim Financial Statements

(a)	be briefed on how management develops and summarizes interim financial information and the extent to which the external auditors review interim financial information;

(b)	meet with management and the auditors, either telephonically or in person, to review the interim financial statements;

(c)	to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

(i)	actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

(ii)

changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financials statements are consistent with changes in the Corporation’s operations and financing practices;

(iii)	generally accepted accounting principles have been consistently applied;

(iv)	there are any actual or proposed changes in accounting or financial reporting practices;

(v)	there are any significant or unusual events or transactions;

(vi)	the Corporation’s financial and operating controls are functioning effectively;

(vii)	the Corporation has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreements; and

(viii)	the interim financial statements contain adequate and appropriate disclosures.

6.3 Compliance with Laws and Regulations

(a)	periodically obtain updates from management regarding compliance with this policy and industry “best practices”;

(b)	be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements;

(c)	review the findings of any examinations by securities regulatory authorities and stock exchanges; and

(d)

be satisfied that the Corporation has adequate policies, procedures and practices for the maintenance of the books, records and accounts by the Corporation with respect to third party payments in compliance with applicable laws, including, without limitation, the Corruption of Foreign Public Officials Act (Canada).

6.4 Other Responsibilities

(a)	review with the Corporation’s counsel, any legal matters that could have a significant impact on the Corporation’s financial statements.